Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2018-14

Minnesota issues Permit to Mine for PolyMet copper-nickel mine
Dam safety, water appropriations and other final permits also issued by DNR

St. Paul, Minn., Nov. 1, 2018 – Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, reports it has received its Permit to Mine from the State of Minnesota, a crucial permit for construction and operation of the NorthMet Project in northeastern Minnesota.

PolyMet’s Permit to Mine is the first non-ferrous mining permit to be issued in the State of Minnesota. The Department of Natural Resources also issued all other permits for which the company has applied including dam safety, water appropriations, takings, and public waters work permits, along with Wetlands Conservation Act approval. These permits were issued after the company demonstrated that its designs meet strict state environmental standards and at the conclusion of an extensive public input process.

“We look forward to building and operating a modern mine and developing the minerals that sustain and enhance our modern world,” said Jon Cherry, president and CEO. “Responsibly developing these strategic minerals in compliance with these permits while protecting Minnesota’s natural resources is our top priority as we move forward.”

PolyMet aims to be the first to commercially produce copper and nickel, in addition to platinum, palladium, gold and cobalt, from the world-class Duluth Complex in the Iron Range’s historic mining district.

The Permit to Mine authorizes the company to build and operate open pit mining operations that are expected to yield approximately 1.2 billion pounds of copper, 170 million pounds of nickel, 6.2 million pounds of cobalt and 1.6 million troy ounces of precious metals over a 20-year mine life. The 225 million tons of ore permitted for extraction represents roughly one third of the NorthMet 649-million-ton Measured and Indicated Resource as described in the company’s 2018 National Instrument 43-101 Technical Report, which is filed under the company’s SEDAR and EDGAR profiles.

Cherry said the Permit to Mine provides a level of certainty for which the community and investors have been waiting. “It is a victory for Iron Range families who have steadfastly supported us and who depend on and will benefit from the hundreds of jobs that construction and operations will create and support for years to come. This certainty will also allow the company to move forward with financing and final engineering designs.”

Meanwhile, the Minnesota Pollution Control agency says it will make final air and water permit decisions before the end of the year; the federal Record of Decision and wetlands permit from the U.S. Army Corps of Engineers are expected to follow thereafter.

In relation to the permits issued today, site preparation and rehabilitation of the former LTV Steel Mining Company processing facilities, which the company acquired in 2005-06, will occur through the winter and early spring as the company prepares to modernize those facilities to process ore for the NorthMet project. The bulk of work will start with the 2019 construction season and is expected to be approximately 24-30 months and require about two million construction hours.

“We owe tremendous gratitude to our shareholders, Iron Range supporters, labor groups and those throughout the state who have stood by this project and this process. We are grateful for the trust they and our investors have put in us and the state to do this right,” Cherry said. “We also appreciate and respect the careful and thorough role the state has played throughout the public permitting process.”

An economic impact study by the University of Minnesota-Duluth Labovitz School of Business and Economics estimated the project will yield more than $500 million annually in economic benefits for St. Louis County and generate 660 indirect jobs in addition to the 360 full-time workers the company is expected to employ.

Permit details and status can be found on the state’s website at www.polymet.mn.gov.

This release has been reviewed and approved by Herb Welhener, an Independent Qualified Person within the meaning of National Instrument 43-101.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final Environmental Impact Statement was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.